EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust

	On February 21, 2013 the Board of Trustees of Touchstone Strategic Trust and Touchstone Funds Group Trust (the
"Trusts") approved an Agreement and Plan of Reorganization between the Touchstone Focused Equity Fund, a series of Touchstone Funds Group Trust and Touchstone Focused Fund (the 'Plan'), a series of Touchstone Strategic Trust, whereby the Touchstone Focused Equity Fund would transfer to the Touchstone Focused Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Focused Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on March
1, 2013 (Accession No.: 0001104659-13-016873).